May 11, 2007

April Sifford
Branch Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	NovaGold Resources Inc. (“NovaGold or the Company”)

Form 40-F for the Fiscal Year Ended November 30, 2006

Filed March 1, 2007

File No. 1-31913

Dear Ms. Sifford:

We write in response to your letter dated April 17, 2007 in connection with the review of the above-referenced annual report on Form 40-F. For reference purposes, we have included your original questions and noted our response in the same order as was originally quoted in your letter.

Form 40-F for the Fiscal Year Ended November 30, 2006

Note 2. Accounting policies

Intangible assets, page F-6

1.

Please revise to disclose the expected useful lives of your intangible assets. We note that amortization will begin when the economic benefit of the intangible asset is consumed. Please clarify what you mean by this statement and disclose specifically when you will begin amortizing these assets. Further, please revise your disclosure to comply with CICA Accounting Handbook, Section 3062.51(b).

Background and Analysis

The Company’s intangible assets relate to the power generation and transmission rights it acquired upon the asset acquisition of Coast Mountain Power Corp. (“Coast Mountain”). This is disclosed in Note 2 ‘Accounting policies’ paragraph for Intangible assets. The Company intends to build a power transmission line based on these rights to connect the Galore Creek project to the existing provincial BC Hydro power grid. The Galore Creek project is currently in permitting stage and construction is planned to commence later in 2007 once the permits and necessary approvals are obtained.

Although the ‘rights’ are essentially extendible indefinitely, the useful life of power lines that utilize these rights normally extend to between 50 and 75 years after being placed into use. Following the requirements of FAS 142 and CICA Accounting Handbook, Section 3062, the expected useful life of these assets to NovaGold, however, will be the period over which the assets are expected to contribute directly or indirectly to the future cash flows of NovaGold from the Galore

Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada

Telephone 604-669-6227  •  Facsimile 604-669-6272   •  www.novagold.net

Toronto Stock Exchange: NG   •  American Stock Exchange: NG

NovaGold Resources Inc.	Page 2

Creek mine. As these assets are to be used primarily to provide power access for the Galore Creek project, the Company intends to amortize the power generation and transmission rights over the expected life of the Galore Creek mine and will begin amortization when commercial production begins as disclosed in Note 5 Power generation and transmission.

The Company will revise the text in future filings to state that “The power transmission rights will be amortized over the expected useful life of the Galore Creek project, on the unit-of-production basis, once that project is placed into commercial production. Amortization is expected to commence in 2012 with an expected life currently of 22 years”.

Note 5. Power generation and transmission, page F-10

2.

Tell us and disclose why it is appropriate to exclude Forrest Kerr when allocating the purchase price of Coast Mountain Power Corp. Also, we note the power generation and transmission rights “may likely” be utilized to provide power to the Galore Creek project. Citing the appropriate literature, tell us how you determined these are amortizable intangible assets.

Background and Analysis

The main asset of Coast Mountain are the power transmission rights that provide access for power to the Company’ Galore Creek project. The acquisition of Coast Mountain was treated as an asset purchase for accounting purposes as stated in Note 5. The Company’s purpose for acquiring Coast Mountain was primarily for these rights. Coast Mountain also holds the rights to develop the Forrest Kerr run-of-river hydroelectric project. The economics for the Forrest Kerr project are currently being reviewed. The February 2007 draft feasibility study for the Forrest Kerr project indicates that, although positive, the project does not have robust enough economics under existing power rate agreement with BC Hydro to warrant construction approval. Thus no initial purchase price allocation was made to the Forrest Kerr assets.

Under FAS 142 and CICA Accounting Handbook, Section 3062 the power transmission rights are amortizable from the time the ‘rights’ are placed into use, expected to be in 2012. The economics of Galore Creek have been confirmed by a feasibility study completed in October 2006. As discussed in our response to comment 1 above these intangible assets have a finite life associated with the Galore Creek project.

3.

We further note you have recorded approximately $60.1 million in power generation and transmission intangible assets as of November 30, 2006; however, the Coast Mountain Power Corp. was acquired at approximately $44.4 million in stock. Please expand your disclosures to further detail the nature of these assets that exclude the Forrest Kerr project, as noted in our comment above, and explain the difference in the amounts recorded upon acquisition.

NovaGold Resources Inc.	Page 3

Background and Analysis

The acquisition of Coast Mountain was treated as an asset purchase for accounting purposes as stated in Note 5. Coast Mountain has received all critical approvals and permits necessary for the construction of the hydro-electric plant and related power transmission lines. It is the permits for the power transmission line that allow NovaGold to provide power from the existing provincial BC Hydro power grid to the Galore Creek project. The permitting process in the province of British Columbia is extensive and time consuming. The ability for the Company to source inexpensive power for construction (current cost estimated at $2.2 billion) and operations for the Galore Creek project is critical to the project’s success.

As described in Note 5 the Company acquired Coast Mountain for $44.4 million on August 3, 2006. Also as described in Note 5, an additional $15.6 million was recorded as a future income tax liability related to the fair value of the assets acquired that does not have a corresponding income tax basis bringing the total to $60.0 million. Furthermore, an additional $0.1 million had been spent on updating the studies on power generation bringing the total allocated to power generation and transmission to $60.1 million. All key amounts are described in Note 5.

The Company will expand its disclosure in future filings to describe in further detail the nature of these intangible assets.

Note 8. Asset retirement obligation, page F-13

4.

We note your disclosures on page 38 of the Annual Information Form, regarding the ongoing reclamation activities performed at Galore Creek and Ambler Creek. We also note that you have incurred significant exploration costs at both Donlin Creek and Galore Creek during fiscal year 2006. Considering these activities, tell us why there are no asset retirement obligations recorded on your balance sheet related to other properties, such as Donlin Creek and Galore Creek.

Background and Analysis

NovaGold only obtained interests in the Galore Creek and Ambler projects in 2003 and 2004 respectively. The remediation activities performed at Galore Creek and Ambler were very limited and relate to materials and spills left behind on these projects from exploration activities carried out by previous owners in the 1960’s and 1970’s. Neither of these projects have ever been brought into production. As part of the initial option agreements on each of the properties the Company agreed to remediate these old activities and received credit for the expenditures under the option agreements.

The exploration work occurring at Galore Creek since NovaGold acquired its interest in 2003 is carried out to current British Columbia standards and generates limited amounts of potential future reclamation work. The vast majority of the costs allocated to Galore Creek since 2003 relate to non-reclaimable activities such as engineering, acquisition costs, helicopter costs, environmental studies, permitting etc. The remediable work is fully bonded in advance of the program with cash security as determined by the British Columbia government. The total bonding for Galore Creek to date is approximately $800,000. Historically remediation work has cost less than 50% of the bonded amount.

NovaGold Resources Inc.	Page 4

Both the Company’s Nome Gold project and Murray Brook projects have historically been operated as mines and provision has been made for asset retirement obligations that remain unremediated.

The Donlin Creek project was only discovered in the 1990’s and also like Galore Creek the vast majority of the costs allocated to Donlin Creek since the original option in 2001 relate to non-reclaimable activities such as personnel support costs, engineering studies, environmental studies, permitting etc. and since 2001 no material asset retirement obligations have been identified by NovaGold or notified to NovaGold by the current operator.

Regarding the Company’s other properties, except Nome Gold and Murray Brook where asset retirement obligations have been recognized, virtually no activities have been carried out that may require material remediation work. Limited construction activities began at the Company’s Rock Creek and Big Hurrah projects on August 22, 2006, three months before the year-end. The Company lodged a US$6.8 million bond with the State of Alaska at that time. As of the year-end (November 30, 2006), none of the material obligations covered by the State bond that relate to the retirement of the Rock Creek/Big Hurrah project had been incurred.

Closing Comments

NovaGold acknowledges that:

•	NovaGold is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	NovaGold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-669-6227.

Sincerely,

NovaGold Resources Inc.

______________________

Robert J. (Don) MacDonald

Chief Financial Officer

cc:	Rick Van Nieuwenhuyse, President and CEO
Robert Wooder, Blake, Cassels & Graydon LLP
Kimberley R. Anderson, Dorsey & Whitney LLP